UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 6, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) issued a press release, as required by the UK City Code on Takeovers and Mergers, regarding recent press speculation around a possible business combination proposal.

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release of PureTech Health plc, dated October 6, 2022, titled “Statement regarding recent press speculation.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: October 7, 2022	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer